Exhibit 99.1

Enerplus Announces Quarterly Cash Dividend for March 2023

CALGARY, AB, Feb. 23, 2023 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) today announced that a quarterly cash dividend in the amount of US$0.055 per share will be payable on March 15, 2023, to all shareholders of record at the close of business on March 6, 2023. The ex-dividend date for this payment is March 3, 2023.

The US$0.055 per share dividend is equivalent to approximately CDN$0.074 per share if converted using the current US/Canadian dollar exchange rate of 1.35. The CDN dollar equivalent dividend will be based upon the US/Canadian exchange rate closer to the payment date. Payments to shareholders who are not residents of Canada will be net of any Canadian withholding taxes that may be applicable. Dividends paid by Enerplus are considered "eligible dividends" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2023/23/c0966.html

%CIK: 0001126874

For further information: Investor Contacts, Drew Mair, 403-298-1707, Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 17:00e 23-FEB-23